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Baby Barista

Baby Barista is a technology-enabled, complete feeding system that finally makes formula feeding simple. With the push of a button or tap of your phone, Baby Barista's patented machine makes the perfect bottle in under 30 seconds.

in 🐦 f 📷   📍 Simi Valley, CA   ⧉ Website



Investor Interest

Investors Interested
15

Funding Interest So Far
$22,680

1-Click Reserve

Offering Terms

Funding Goal
$50,000 - $250,000

Security Type
SAFE

Min Investment
$10.00

Max Investment
$100,000.00

Valuation Cap
$10,000,000

Discount
20%

Closing Date
Sep 9, 2021 7:00 PM

ⓘ We're considering raising capital through a Regulation Crowdfunding campaign on Fundify and are running a test the waters campaign to gauge Investor interest. During this test the waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

Key Reasons You May Want to Invest:

- 3 patents issued for Baby Barista's coffee-pod-like machine.
- Requires significantly less cleaning than competitor, saving parents significant time and hassle.
- 5 retailers have expressed interest.
- System includes a patented machine, time-saving app and proprietary liquid formula that's conveniently delivered via subscription.
- FDA-approved, organic formula arrives in aseptic, single-serve pouches for maximum convenience and infant safety.
- Solid team and strategic advisors are steeped with experience in the infant nutrition industry and bring experience from Baby Gourmet, Love Child Organics, Abbott, Nestle, Disney, Facebook, Google and more leaders.

Baby Barista is looking to raise a maximum of $250,000 to fund our next milestone - Equipment and manufacturing for retail distribution.

Use of Funds (at $250k Max raise)



90% Product Development & Manufacturing

6% Fundraising Fee

4% Operations

If we raise our minimum target amount, $50,000, use of funds will be distributed as follows:

- 89% - Equipment and manufacturing
- 11% - Admin and operating expenses

Problem

Lengthy times to make each bottle of formula

It takes approximately 15 minutes to make one formula bottle.
That's a long time for a baby to cry.



Solution

Baby Barista is like a coffee-pod machine for baby formula.

One morning at 3 am, I walked into our tiny kitchen holding a crying, hungry Mia. I desperately wanted to get Mia fed and back to bed without disturbing the rest of the family. But to accomplish this I had to first *prepare* a bottle, a task that I dreaded. As a nurse, I knew about all of the benefits of breastfeeding. But low muscle tone is a characteristic of Down syndrome that can prevent some babies from being able to latch properly. For those babies including Mia, breastfeeding is not an option.

So in the middle of the night, I was holding my tiny daughter close, supporting her "extra" wobbly head in the crook of my left arm while desperately trying to prepare a bottle with my free hand. Mia was crying and preparing her bottle felt like running the last mile of a marathon. I had never been more exhausted.

In that moment, I glanced up at the coffeemaker sitting on my kitchen counter and wondered why I could touch a button and have a fresh cup of coffee in under a minute but I couldn't do anything comparable for Mia. I "daydreamed" of a day when a frazzled parent could push a button and have a perfectly crafted bottle ready in under a minute.

Product

Introducing Baby Barista

Prepare the perfect bottle in less than 30 seconds every time.

Formula made simple, finally. With just the push of a button, Baby Barista's patented machine makes the perfect bottle in under 30 seconds



Reliable Performance

- 30-second operation
- Accurate temperature
- Consistent mixture

Ultimate Convenience

- One-handed interface
- Control with your mobile app
- No disassembly or cleaning

Manage Everything From Your Mobile Device



 **Bottle Preparation**
Prepare bottles remotely (even from your bed at 3am)

 **Feeding Log**
Track feedings automatically and share with your pediatrician

 **Shopping Cart**
Easily order formula and supplies

 **Discover**
Exclusive parenting content and community

 **My Profile**
Ability to create different user profiles for multiple babies (twins, triplets, etc)

Business Model

A Complete Feeding System



Formula by subscription box delivered in shelf-stable, aseptic pouches.

Prepare the perfect bottle in under 30 seconds.

Make bottles remotely, track feedings, and manage supplies.

Baby Barista begins a relationship with baby at the start of bottle feeding with the patented machine and subscription boxes of organic, concentrated formula. The mobile app makes bottles remotely, tracks feedings and manages supplies to be shipped to your home.

Traction

By the Numbers

Product

- $800,000 Raised from family and friends
- 1 Fully functioning prototype
- 3 Issued patents

Business

- Formula partnership secured
- 5 Retailers interested
- Millions of media impressions generated

Competition

Only one competitor in the market

The market is slim with only one other competitor. For this competitor, formula is powder, and the machine components must be disassembled and hand-washed after every 4th bottle. Even with a ritual washing schedule, our only competitor still has issues with contamination. This makes the unit less safe for baby and less convenient for mom and dad.





To avoid contamination, users must disassemble and hand-wash multiple internal components after every 4th bottle.

Market

What does it look like?



US Market Size
8.3% CAGR
TAM
$5.2B
Infant nutrition total
SAM
$2.6B
Infant formula sales
SOM
$1B
Liquid formula category

US Market Size

Total Addressable Market: **$5.2B Infant nutrition total**
Serviceable Available Market: **$2.6B Infant formula sales**
Serviceable Obtainable Market: **$1B Liquid formula category**

Company Vision

Our Vision and Mission

We are on a mission to simplify the entire formula experience – from making bottles to tracking feedings to managing feeding supplies, and so much more.

Parenting is hard enough; formula should be simple. Our hope is that Baby Barista helps families all over the world gain more precious moments together.

Press

Baby Barista Buzz

Baby Barista and Cara Armstrong have been featured in multiple media outlets.

















Series Finalist
Top Ten Finalist
CALIFORNIA
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Baby Barista

FAST COMPANY
The Baby Barista is like a Nespresso machine for baby formula
With a stylish machine, a connected app, and a subscription model, Baby Barista is designed by RKS to streamline the formula production process.

Click here to read the article

ANGELCON AUDIENCE CHOICE AWARD 2020

MAKING LEMONADE

USA TODAY

THE VIEW

Cara Armstrong: ER Nurse Turned Inventor & Mompre...

Founders

Cara Armstrong, Founder and CEO

As a registered ER nurse, I saw many injuries associated with formula feeding – from thermal

burns to electrolyte imbalances to seizures. I told myself *when I'm a mom, I will definitely breastfeed my babies.* I believed then, as I still believe today, that "breast is best." But every so often, life throws you a curveball. As fate would have it, both of my children were born with medical conditions that prevented them from breastfeeding. As a result, formula was their only option. Like so many parents, I found the process to be complicated and aggravating.

One bottle-making session at 3 am changed everything. Exhausted and holding my hungry and crying daughter in one arm and struggling to make a bottle with the other arm (sound familiar?), I glanced at my coffee maker and it dawned on me. Why could I have a cup of coffee in less than a minute while my baby had to wait fifteen minutes for her bottle to be just right? In that moment, the idea for Baby Barista was born, and simplifying the formula feeding experience has since become my life's mission.

It has taken many years of diligence and dedication to invent the Baby Barista formula maker. The machine conveniently automates the preparation of one bottle, but we realize that the formula experience extends well beyond making bottles. With this in mind, we are on a mission to simplify the entire formula experience – from making bottles to tracking feedings to managing feeding supplies, and so much more.

Our mission is clear – *Parenting is hard enough; formula should be simple.* My hope is that Baby Barista helps your family gain more precious moments together.

With love,













Cara

Cara Armstrong
Founder & CEO
Sho Guo
COO
Lisa Silverstein
CFO
Jud Currie
VP of Sales
Doug Levinson
Business Strategist



























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